RMS

18005956

SEC
Washington, D.C. 20549

SEC Processing Section
FEB 28 2018
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio	TX	78288
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kirsten Register (210) 260-5724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
My Commission Expires
June 13, 2018

NOTARY PUBLIC STATE OF TEXAS

Rose Mary Maldonado
Notary Public

Kirsten Register
Signature

Vice President, Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
USAA Investment Management Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial positon of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Pubic Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2004
February 23, 2018

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2017

(Dollars in thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 119,256
Receivable from clearing organization	245
Receivable from affiliates	1,585
Advisory fees receivable	17,252
Software and equipment, at cost, net of accumulated depreciation and amortization of $53,366	38,945
Other assets	1,395
Total assets	$ 178,678
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to clearing organization	$ 6,261
Payable to affiliates	31,770
Accrued personnel expenses	14,341
Current income tax payable	9,543
Deferred income tax payable	4,995
Accounts payable and accrued expenses	10,758
Securities sold, not yet purchased, at fair value	154
Total liabilities	77,822
Stockholder's Equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting	1
Preferred stock, 50,000 shares authorized; 0 shares issued and outstanding	—
Additional paid-in capital	76,312
Retained earnings	24,543
Total stockholder's equity	100,856
Total liabilities and stockholder's equity	$ 178,678

See accompanying notes to the Statement of Financial Condition.

(1) Nature of operations and basis of presentation

USAA Investment Management Company (IMCO), (also referred to as we, our, or us, unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CapCo), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser with the U.S. Securities and Exchange Commission (SEC) under the Investment Advisers Act of 1940, as amended, a registered securities broker-dealer with the SEC under the Securities Exchange Act of 1934 (Exchange Act), as amended, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As a broker-dealer and investment adviser, we offer services, principally, to individuals eligible for membership in USAA or its affiliates, primarily active duty, retired, or honorably discharged United States military personnel and their families. Additionally, we serve as the underwriter and distributor of the USAA mutual funds.

Pursuant to a Fully Disclosed Clearing Agreement (FDCA), we are an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with Fidelity Clearing & Custody Solutions® who provides clearing custody and other brokerage services to IMCO through National Financial Services LLC, Members NYSE, SIPC (NFS). On behalf of IMCO, NFS provides custody, trade execution, clearing, and other brokerage-related services for IMCO brokerage accounts. Pursuant to a Secondary Clearing Agreement (SCA) among IMCO, USAA Financial Advisors, Inc. (FAI), our affiliate, and NFS, FAI introduces brokerage customer accounts to us and we, in turn, introduce the accounts to NFS. FAI is a registered broker-dealer with the SEC under the Exchange Act, as amended, and is a member of FINRA.

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and short term, highly liquid investments with original maturities of three months or less. Cash consists of funds on deposit with a single Federal Deposit Insurance Corporation insured United States based financial institution. Amounts on deposit may exceed federally insured levels. We do not believe there is any significant risk related to the balance.

(b) Securities transactions

Proprietary and customer securities transactions are reported gross on a trade date basis.

At December 31, 2017, securities owned, at fair value of $23 and included in *Other assets,* and *Securities sold, not yet purchased* of $154, consists primarily of shares of regulated investment companies and a certificate of deposit, and are carried at fair value.

Securities sold, not yet purchased represents our obligation to deliver through our clearing broker, NFS, the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

(Dollars in thousands)

In addition, included in securities owned and *Securities sold, not yet purchased* are our error inventory and fractional share inventory accounts. Securities in our error inventory account at December 31, 2017 were covered on the next trading day. We review our fractional share inventory and sell fractional shares whenever possible.

(c) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Certain internal software development costs are capitalized to the extent of external direct costs of services consumed to develop and internal salary costs relating to employees' time spent on the software project during the successful application development stage.

Capitalized costs related to purchased software and internally developed software are amortized over their useful lives (typically three years) using the straight-line method. Certain costs incurred during the application development stage related to internally developed software are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. External direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll related costs for employees who are directly associated with the internal-use computer software project are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use.

Capitalized software costs are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Capitalized software projects are evaluated for impairment at the asset level at least annually. Software assets are retired when replaced. Accrued capitalized costs associated with an individual project that is later stopped and does not complete its scope are analyzed on a case-by-case basis to determine the appropriate treatment of costs incurred prior to stoppage. Costs may or may not be eligible for capitalization in follow-on projects. Absent evidence to the contrary, fully amortized software assets greater than five years old are presumed to be obsolete and are automatically retired. An impairment loss is recognized if the undiscounted cash flows of the asset are less than the corresponding carrying amount. An impairment loss meeting the recognition criteria is measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset.

(d) Advisory fees receivable

Advisory fees receivable consists of the monthly accrual of amounts earned for the management of customer advisory accounts.

(e) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax is the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the subsidiaries.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely-than-not that some portion or all of the deferred tax asset will not be realized.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Legislation") was enacted. Among many changes resulting from Tax Legislation, the new law (i) reduces the corporate tax rate to 21% effective January 1, 2018, (ii) eliminates the corporate alternative minimum tax for tax years beginning after December 31, 2017, (iii) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, and (iv) modifies the recognition of income rules by requiring the recognition of income for certain items no later than the tax year in which an item is taken into account as income on an applicable financial statement.

(Dollars in thousands)

For the 2017 year, we have recorded a $3,017 tax benefit due to the enactment of Tax Legislation and the re-measurement of deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. We are still analyzing certain aspects of Tax Legislation and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. Thus, our accounting for the tax effect of Tax Legislation is not complete. We have recorded provisional amounts for the election to fully expense certain business assets, among other items, which is included as a component of income tax. The provisional amounts are based on the best information available at this time and are subject to change due to a variety of factors including, among others, i) management's further assessment of Tax Legislation and related regulatory guidance; ii) guidance that may be issued; and iii) actions the company may take as a result of Tax Legislation.

Based on our preliminary estimates, we believe Tax Legislation will materially impact IMCO's 2018 adjusted effective tax rate, primarily as a result of the reduced corporate statutory tax rate.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions.

(f) New accounting pronouncements issued and adopted

During 2017, none of the Accounting Standards Updates (ASUs) to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) with 2017 adoption dates impacted our Statement of Financial Condition.

(g) New accounting pronouncements issued but not yet effective

The following accounting updates to the FASB Codification have been issued but are not yet effective for us:

- ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*; ASU 2015-14, *Revenue from Contracts with Customers Deferral of the Effective Date*; ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*; ASU 2016-10, *Revenue from Contracts with Customers*: *Identifying Performance Obligations and Licensing*; ASU 2016-11, *Revenue Recognition and Derivatives and Hedging: Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting*; ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*; ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*;
- ASU 2016-02, *Leases*;
- ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*;
- ASU 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments*

Information about these accounting updates is described in more detail below:

ASU 2014-09 (with effective date updated by ASU 2015-14) replaces revenue recognition requirements in Topic 605, *Revenue Recognition*, including an assortment of transaction-specific and industry-specific rules. The ASU establishes a principles-based model under which revenue from a contract is allocated to the distinct performance obligations within the contract and recognized in income as each performance obligation is satisfied. The guidance also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The ASU does not apply to rights or obligations associated with financial instruments (for example, interest income from loans or investments, or interest expense on debt). It also does not apply to insurance or lease contracts. The ASU allows for two adoption methods: either, (1) a company will apply the rules to all contracts existing in all reporting periods presented, subject to certain allowable exceptions; or, (2) the modified retrospective method where a company will apply the rules to all contracts existing as of January 1, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change and providing

(Dollars in thousands)

additional disclosures comparing results to previous rules. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The standard was adopted as of January 1, 2018. Adoption of the ASU will have no financial impact.

ASU 2016-02 creates new Topic 842, *Leases.* Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, *Revenue from Contracts with Customers*. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The ASU is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within that reporting period. We continue to evaluate the impact of the ASU and available adoption methods. We are in the diagnostic phase of our evaluation, which includes the application of new requirements in the ASU to sample lease agreements and the formulation of plans to modify current accounting policies and expand financial statement disclosures as needed. The financial impact of adopting the ASU is yet to be determined. Implementation efforts for the ASU are on target for adoption by the effective date.

ASU 2016-13 requires enhanced financial statement disclosures and introduces a new impairment model for financial instruments based on historical experience, current conditions and supportable forecasts. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption within certain parameters is permitted. We continue to evaluate the impact of the ASU and available adoption methods. The financial impact of adopting the ASU is yet to be determined. Planning and initial implementation efforts for the ASU are on target for adoption at the effective date above.

(3) Transactions with affiliates

(a) Receivable from and payable to affiliates

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, salaries, employee benefits, and corporate staffing services. Accordingly, we pay for these various services and amounts owed are included in *Payable to affiliates*. The contracted services and allocations are based upon various formulas or agreements. Amounts are settled monthly.

We have entered into an affiliate agreement with FAI, and USAA Financial Planning Services Insurance Agency, Inc. (FPS), covering broker-dealer and mutual fund services rendered by FAI and FPS for us. Additionally, we have entered into a referral services agreement with FAI and FPS, covering services rendered on behalf of our UMP program. Under the terms of the agreements, we engaged FAI and FPS to perform the functions traditionally associated with the selling and servicing of our products (e.g., customer contact center and sales management). The fees charged for these services are actual expenses paid. Amounts are settled monthly.

Some of the expenses allocated to and paid by IMCO for services performed by USAA and its affiliates are for the benefit of USAA Asset Management Company (AMCO), an affiliated, registered investment adviser, and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS). IMCO has entered into a services and cost allocation agreement with AMCO and SAS whereby they agree to reimburse IMCO for expenses paid on their behalf. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company, and SAS. Amounts are settled monthly.

We also provide and receive services pursuant to various service fee agreements with FSB. Amounts are settled monthly.

(Dollars in thousands)

We have entered into a Selected Dealer agreement with AMCO. Under the terms of the agreement AMCO pays IMCO for its distribution and servicing, with respect to its brokerage accounts that hold shares of USAA mutual funds. Amounts are settled monthly.

We have entered into an Advisory agreement with AMCO. Under the terms of the agreement we pay AMCO for providing investment advisory services as a sub-adviser to IMCO. In accordance with our agreement, AMCO provides investment recommendations for each portfolio offered to UMP program and FSB trust service clients. Amounts are settled monthly.

Activities under the SCA among us, FAI, and NFS included performing account opening and administration and taking customer securities orders for clearance and settlement. FAI bills us for these activities under the provisions of a reimbursement agreement. Amounts are settled monthly.

Under the terms of an affiliate funding agreement, we have the ability to borrow up to $500,000 in aggregate with AMCO and SAS from CapCo. Borrowings under CapCo's affiliate funding agreement are made for short-term liquidity purposes. There were no borrowings during 2017.

We have a new affiliate agreement with FAI and FPS, effective January 1, 2018. Refer to note 9, Subsequent Events.

(b) Employee benefit plans

Defined benefit pension plan

Employees, who were hired before June 1, 2007, are covered under a defined benefit pension plan administered by USAA which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. Substantially all of our employees who were at least 45 years of age with five or more years of service by August 31, 2007 received an additional age–and-service-based defined benefit through August 31, 2017.

Postretirement benefits plan

Substantially all employees hired prior to January 1, 2016, will become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us.

Defined contribution plan

Substantially all of our employees are eligible to participate in USAA's defined contribution plan. New participants are automatically enrolled with a contribution rate of 8% but can subsequently opt out or adjust the contribution rate. We match participant contributions dollar for dollar up to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(4) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

(Dollars in thousands)

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities that can be accessed at the measurement date.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly. We do not currently have any material financial instruments utilizing Level 2 inputs.
- Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability. We do not currently have any material financial instruments utilizing Level 3 inputs.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the financial instruments carried at fair value as of December 31, 2017, by caption on the Statement of Financial Condition and by valuation hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value at December 31, 2017
Cash and cash equivalents:				
Money market fund	$ 20	$ —	$ —	$ 20
Other assets:				
Securities owned	23	—	—	23
Total assets at fair value	$ 43	$ —	$ —	$ 43
Liabilities:				
Securities sold, not yet purchased	154	—	—	154
Total liabilities at fair value	$ 154	$ —	$ —	$ 154

Level 1 Analysis

Included in Level 1 are highly liquid financial instruments such as mutual funds and a certificate of deposit. As quoted prices are available in an active market, these securities are classified in Level 1 of the valuation hierarchy.

Receivables from and payables to clearing organization and receivables from and payables to affiliates are presented in the Statement of Financial Condition at contract amounts, which approximate fair value. The contract amounts approximate fair value due to the short-term duration. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

(Dollars in thousands)

(5) Software and equipment

Software and equipment at December 31, 2017 are summarized below.

Capitalized software	$ 92,235
Equipment	76
Total	92,311
Less accumulated depreciation and amortization	(53,366)
Software and equipment, net	$ 38,945

(6) Income taxes

On December 22, 2017, Tax Legislation was enacted. Beginning on January 1, 2018 separate company current tax expense will be computed at a 21% rate. We have recorded a tax benefit of $3,017 due to the enactment of Tax Legislation and the re-measurement of deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. We are still analyzing certain aspects of Tax Legislation and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. Thus, our accounting for the tax effect of Tax Legislation is not complete. We have recorded provisional amounts as a component of income tax expense for the election to fully expense certain business assets, among other items. We will continue to refine our calculations as additional analysis is completed and as we gain a more thorough understanding of the tax law.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2017 are presented below. Deferred tax assets and liabilities are valued at the rates at which they are expected to reverse in the future. As a result of Tax Legislation enacted on December 22, 2017 the deferred tax assets and liabilities below have generally been valued at 21%. The re-measurement of our deferred tax balance from 35% to 21% is included as a component of income tax expense.

Deferred tax assets:	
Accrued bonus	$ 2,064
Accrued expenses	121
Other	19
Total gross deferred tax assets	2,204
Deferred tax liabilities:	
Depreciable assets and software	(6,840)
State income taxes, net of federal income taxes	(359)
Total gross deferred tax liabilities	(7,199)
Deferred income tax liability, net	$ (4,995)

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

Notes to Financial Statements

(Dollars in thousands)

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

Income tax receivable (payable):	Federal	State	Total
Current income tax payable, net	$ (8,866)	$ (677)	$ (9,543)
Deferred income tax payable, net	(4,541)	(454)	(4,995)
Total income tax (payable) receivable	$ (13,407)	$ (1,131)	$ (14,538)

Due to various tax authority developments in 2017, we have reassessed our uncertain tax positions and, as of December 31, 2017, the balance of unrecognized tax benefits remains zero. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are no positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amount of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months. At December 31, 2017, no range exists for potential decreases in the liability for uncertain tax positions due to resolution with tax authorities, as the balance of unrecognized tax benefits remains zero.

The total amount of interest payable recognized in the Statement of Financial Condition is zero for 2017. There is no amount of penalties attributable to uncertain tax positions recognized in the Statement of Operations. There any penalties payable recognized in the Statement of Financial Condition.

Generally, the 2011 through 2017 tax years remain subject to examination.

(7) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. At December 31, 2017, our net capital was $60,127, which was $59,877 in excess of our minimum net capital requirement of $250.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. No such notifications were required in 2017.

(8) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position or results of operations.

Management is reviewing a matter which potentially could result in reimbursement of certain amounts. Based on research and analysis conducted to date, which is ongoing, the likelihood of reimbursement is considered to be reasonably possible, but not probable. If management determines to make a reimbursement, management estimates the amount to be approximately and up to $1.7 million.

Additionally, pursuant to the FDCA with NFS, IMCO may be responsible for non-payment by customers resulting from the execution of various securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

(9) Subsequent events

Events occurring after December 31, 2017 have been evaluated for possible adjustment to the Statement of Financial Condition.

Effective January 1, 2018, IMCO entered into a new referral services, expense allocation and cost-sharing agreement with FAI and FPS. The agreement replaces and simplifies several agreements between us and various USAA affiliates. Under this new agreement, *Receivable from affiliates* and *Payable to affiliates* on the Statement of Financial Condition will likely be higher in 2018.

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2696*******************MIXED AADC 220
41241 FINRA DEC
USAA INVESTMENT MANAGEMENT COMPANY
ATTN: LAURA BROWN COMPL ADMIN
9800 FREDERICKSBURG RD, A-3-W
SAN ANTONIO, TX 78288-0227

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Elmore/(210)300-8597

2. A.	General Assessment (item 2e from page 2)	$357,361
B.	Less payment made with SIPC-6 filed (exclude interest)	(169,463)
	______ Date Paid	
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	187,898
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$187,898
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAAInvestment Management Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Secretary
(Title)

Dated the 26 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 348,114,396
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	60,478,850
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	45,507,489
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	4,282
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	25,033
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 78,747	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,857,898	
Enter the greater of line (i) or (ii)	3,857,898
Total deductions	109,873,552
2d. SIPC Net Operating Revenues	$ 238,240,844
2e. General Assessment @ .0015	$ 357,361
	(to page 1, line 2.A.)